NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on March 7, 2008, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on February 19, 2008. The description contained herein is qualified in its entirety by reference to the Certificate of Designations, Preferences and Rights (the 'Certificate of Designations') of 5% Mandatory Convertible Preferred Stock of Huntsman Corporation (the 'Mandatory Convertible Preferred Stock') on file with the Secretary of State of Delaware. Capitalized terms not defined herein have the meaning ascribed to them in the Certificate of Designations. Each share of Huntsman Corporation Mandatory Convertible Preferred Stock, unless previously converted, will automatically convert on February 16, 2008 (the 'Mandatory Conversion Date') into a number of shares of Huntsman Corporation common stock ('Common Stock') equal to the conversion rate described below. In addition to the number of shares of Common Stock issuable upon conversion of each share of Mandatory Convertible Preferred Stock on the Mandatory Conversion Date, holders will have the right to receive an amount in cash equal to all accrued, cumulated and unpaid dividends on Mandatory Convertible Preferred Stock for the then-current dividend period until the Mandatory Conversion Date and all prior dividend periods, provided that Huntsman Corporation has sufficient lawful funds to pay such dividends at such time. To the extent that Huntsman Corporation does not have sufficient lawful funds to pay in cash all of such accrued, cumulated and unpaid dividends, the holders of Mandatory Convertible Preferred Stock on the Mandatory Conversion Date will be entitled to receive, upon conversion of the Mandatory Convertible Preferred Stock on the Mandatory Conversion Date, an additional number of shares of Common Stock per share of Mandatory Convertible Preferred Stock equal to the amount of such accrued, cumulated and unpaid dividends per share divided by the Five-Day Average Market Price as of the Mandatory Conversion Date. The conversion rate, which is the number of shares of Common Stock issuable upon conversion of each share of Mandatory Convertible Preferred Stock on the Mandatory Conversion Date, will be as follows: if the market value of Common Stock is equal to or greater than $27.79, then the conversion rate will be 1.7997 shares of Common Stock per share of the Mandatory Convertible Preferred Stock; if the market value of the Common Stock is less than $27.79 but greater than $22.58, then the conversion rate will be equal to $50.00 divided by the market value of Common Stock; or if the market value of Huntsman Corporation Common Stock is less than or equal to $22.58, then the conversion rate will be 2.2136 shares of Common Stock per share of Mandatory Convertible Preferred Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 19, 2008.